UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

York Capital Management Global Advisors LLC
767 Fifth Avenue, 17th Floor
New York, New York 10153
Telephone: (212) 300-1300

with copies to:
Jackie Cohen
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Telephone: 212-310-8000

(Name, address and telephone number of person authorized to receive notices and communications)
July 24, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Schedule 13D
CUSIP No. 65342K105
1. Name of Reporting Person.
York Capital Management Global Advisors, LLC

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. Delaware

7. Sole Voting Power.0

Number of Shares
Beneficially	8. Shared Voting Power. 57,781,121*
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. 0

10. Shared Dispositive Power. 57,781,121*

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 57,781,121*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
54.93%
14. Type of Reporting Person.
OO
*Represents approximately 54.93% of the 105,225,828 issued and outstanding Shares as of the Closing Date reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 28, 2017.

Explanatory Note

This Amendment No. 1 to Schedule 13D is being filed solely to correct certain minor typographical errors in the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) on August 3, 2017 (as amended and restated, the “Statement”), relating to the shares of common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation, a corporation formed under the laws of the State of Delaware (the “Issuer”).  There were no changes to the Schedule 13D other than to correct the CUSIP, delete brackets, correct names to exhibits listed in Item 7 and to make a correction to Exhibit 1.

Item 1.	Security and Issuer.

This Statement is filed on behalf of the Reporting Persons with the Commission. This Statement relates to the Shares of the Issuer, The address of the Issuer’s principal executive offices is 3 Waterway Square Place, The Woodlands, Texas 77380.

Item 2.	Identity and Background.

(a) This Statement is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” or the “Reporting Person”).

This Statement is being filed by YGA with respect to:

•	9,223,876 Shares directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”);
•	3,882,287 Shares directly owned by York Select, L.P., a Delaware limited partnership (“York Select”);
•	3,393,507 Shares directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”);
•	11,730,107 Shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”);
•	12,604,935 Shares directly owned by York Credit Opportunities Investments Master Fund, L.P., a Cayman limited partnership (“York Credit Opportunities Master”)
•	2,518,089 Shares directly owned by York European Distressed Credit Fund II, L.P., a Delaware limited partnership (“York European Fund”);
•	13,542,692 Shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”); and
•
885,628 Shares directly owned by York Select Investors Master Fund, L.P. (“York Select Investors” and together with York Capital, York Select, York Select Master, York Credit Opportunities, York Credit Opportunities Master, York European Fund and York Multi-Strategy, the “York Funds”).

YGA, the sole managing member of the general partner of each of York Capital, York Credit Opportunities, York Credit Opportunities Master, York European Fund, York Multi-Strategy and York Managed Holdings, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the Shares directly owned by the York Funds.

James G. Dinan is the chairman and a senior manager of YGA.  Matthew Bonanno is a Partner and Co-Head of North American Credit at YGA.  David Magid is a Research Analyst at YGA. William Vrattos is a Partner and Co-Chief Investment Officer at YGA.

Dinan Management, L.L.C., a New York limited liability company (“Dinan Management”), is the general partner of York Capital and York Multi-Strategy. YGA is the sole managing member of Dinan Management.

York Select Domestic Holdings, LLC, a New York limited liability company (“York Select Domestic Holdings”), is the general partner of York Select, York Select Investors and York Select Master. YGA is the sole managing member of York Select Domestic Holdings.

York Credit Opportunities Domestic Holdings, LLC, a New York limited liability company (“York Credit Opportunities Domestic”), is the general partner of York Credit Opportunities.  YGA is the sole managing members of York Credit Opportunities Domestic.

York European Distressed Credit Holdings II, LLC, a New York limited liability company (“York European Holdings”), is the general partner of York European Fund. YGA is the sole managing member of York European Holdings.

The name of each director and each executive officer of YGA is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(b)The principal business office address of each of YGA, the York Funds, York European Holdings, York Credit Opportunities Domestic, Dinan Management and York Select Domestic Holdings.

c/o York Capital Management
767 Fifth Avenue, 17th Floor
New York, New York 10153

The business address of each other person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(c) YGA provides investment management services to certain investment funds and accounts for which it has discretionary investment authority.

Each of York Capital, York Investment, York Select, York Select Master, York European Fund, York Credit Opportunities, York Credit Opportunities Master and York Multi-Strategy is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

Dinan Management is a privately owned limited liability company in the principal business of acting as the general partner of York Capital, York Multi-Strategy and the general partner or manager of certain other private investment funds.

York Select Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Select and York Select Master and the manager of one other private investment fund.

York European Holdings is a privately owned limited partnership in the principal business of acting as the manager of certain sub-funds of non-U.S. investment companies that are subject to regulation under applicable European Union directives.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(d)-(e) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4 and 6 of this Statement are incorporated herein by reference.

On April 17, 2017, the Issuer, Harmony Merger Sub, LLC, NextDecade, LLC and certain members of NextDecade, LLC and entities affiliated with such members entered into an Agreement and Plan of Merger (the “Merger Agreement”) that provided for the merger of NextDecade, LLC with and into Harmony Merger Sub, LLC (the “Merger”).  At the closing of the transaction on July 24, 2017 (the “Closing”), NextDecade, LLC became a wholly-owned subsidiary of the Issuer.

In connection with the Closing, all outstanding interests in NextDecade, LLC were canceled in exchange for the right to receive Shares of the Issuer, as further provided by the Merger Agreement, including Shares issuable upon the satisfaction of certain milestones as provided in Section 2.11 of the Merger Agreement.   As a result, York Capital received 9,223,876 Shares (which excludes 1,807,584 contingent  Shares issuable upon the satisfaction of certain milestones); York Select received 3.882.287 Shares (which excludes 728,555 contingent Shares issuable upon the satisfaction of certain milestones); York Select Master received 3,393,507 Shares (which excludes 657,350 contingent Shares issuable upon the satisfaction of certain milestones); York Credit Opportunities received 11,730,107 Shares (which excludes 2,303,585 contingent Shares issuable upon the satisfaction of certain milestones); York Credit Opportunities Master received 12,604,935 Shares (which excludes 2,441,678 contingent Shares issuable upon the satisfaction of certain milestones); York European Fund received 2,518,089 Shares (which excludes 487,774 contingent Shares issuable upon the satisfaction of certain milestones); York Multi-Strategy received 13,542,692 Shares (which excludes 2,623,329 contingent Shares issuable upon the satisfaction of certain milestones); and York Select Investors received 885,628 Shares (which excludes 171,553 contingent Shares issuable upon the satisfaction of certain milestones).

References to, and descriptions of, the Merger Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Agreement, which is included as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, dated April 18, 2017.

Item 4.	Purpose of Transaction.

The response to Item 3 of this Statement is incorporated herein by reference.

As further described in Item 6, Matthew Bonanno, David Magid and William Vrattos were designated by YGA to serve on the board of directors of the Issuer (the “Board”).  Mr. Bonanno is also the Chairperson of the Nominating, Corporate Governance and Compensation Committee.  As a result, the Reporting Person intends to take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.

The Reporting Person is engaged in the investment trading business and, in pursuing this business, analyzes the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. The Reporting Person intends to communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board.  The Reporting Person intends to review the Reporting Person’s investment in the Company on a continuing basis. The Reporting Person reserves the right to sell all or some of the shares of Common Stock beneficially owned by them, to purchase additional shares of Common Stock, either separately or together with other persons, or to otherwise trade in the shares of Common Stock, in open market or private transactions. The Reporting Person may receive Shares pursuant to Section 2.11 of the Merger Agreement upon the satisfaction of certain milestones. The Reporting Person also reserves the right to acquire or dispose of derivatives or other instruments related to shares of Common Stock or other securities of the Company, provided that in its judgment such transactions are advisable.

Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company’s business or corporate structure;
(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or
(j) any action similar to those enumerated in clauses (a)-(i) above.

The Reporting Person reserves the right to consider, either separately or together with other persons, plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(j) above in the future depending upon the factors deemed relevant at the time or from time to time.

Item 5.	Interests in the Securities of the Issuer.

(a)                (i) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 57,781,121 Shares in the aggregate, which represent approximately 54.93% of the 105,225,828 issued and outstanding Shares as of the Closing Date reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 28, 2017.

(ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 9,223,876 Shares. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital.

(iii) York Select may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,882,287 Shares. As the general partner of York Select, York Select Domestic Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York Select.

(iv) York Select Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,393,507 Shares. As the general partner of York Select Master, York Select Domestic Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York Select Master.

(v) York Multi-Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 13,542,692 Shares. As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Multi-Strategy.

(vi) York Credit Opportunities Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 11,730,107 Shares. As the general partner of York Credit Opportunities Master, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities Master.

(vii) York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 11,730,107 Shares. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities.

(viii) York European Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,518,089 Shares. As the general partner of York European Fund, York European Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York European Fund.

(ix) York Select Investors may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 885,628 Shares. As the general partner of York Select Investors Master, York Select Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select Master.

(x) To the knowledge of the Reporting Person, except as described above, no shares of Common Stock are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1 to this Statement. The number of Shares beneficially owned and the percentage of Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act.

On account of certain agreements between the Reporting Person and Kathleen Eisbrenner (as further discussed in Item 6 below), such persons may be deemed a group (the “Group”) for the purposes of Section 13(d)(3) of the Exchange Act. As of the date hereof, YGA and the CEO collectively beneficially own 66,446,754 Shares, which represents approximately 63.15% of the Shares as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 28, 2017.   Information regarding the CEO, including her ownership of Shares, can be found in the Schedule 13D filed by such person on the date hereof with the SEC, and as may be amended from time to time. The Reporting Person assumes no responsibility for the information contained in such Schedule 13D filed by the CEO. The Reporting Person expressly disclaims beneficial ownership of any Shares owned by any other member of the Group.

(b)                (i) YGA may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 57,781,121  Shares in the aggregate, which represents approximately 54.93% of the 105,225,828 issued and outstanding Shares as of the Closing Date reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 28, 2017.

(ii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 9,223,876 Shares. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 9,223,876 Shares

(iii) York Select may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,882,287 Shares. As the general partner of York Select, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,882,287 Shares.

(iv) York Select Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,393,507 Shares. As the general partner of York Select Master, and York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,393,507 Shares.

(v) York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 11,730,107 Shares. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 11,730,107 Shares.

(vi) York Credit Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 12,604,935 Shares. As the general partner of York Credit Opportunities Master, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 12,604,935 Shares.

(vii) York Multi-Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,542,692 Shares. As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,542,692 Shares.

(viii) York European Fund may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 2,518,089 Shares. As the general partner of York European Fund, York European Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,519,089 Shares.

(ix) York Select Investors Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 885,628 Shares As the general partner of York Select Investors Master, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 885,628 Shares.

(x) To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit 1 to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Shares.

(c)  Except as disclosed in Item 3 of this Statement, neither the Reporting Person or, to their knowledge, any of their respective executive officers, directors, general partners, or managing members, as applicable, has effected a transaction in Shares during the 60 calendar days preceding the date of this Schedule 13D.

(d)  The responses of the Reporting Person to Item 2 and Item 5(a) and (b) of this Schedule 13D are incorporated herein by reference.  Under certain circumstances, partners of the Funds, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Fund. The Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Exchange Act. Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other shares of Common Stock deemed to be beneficially owned by the Reporting Person.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Board and Committee Composition after the Merger

Pursuant to the terms of the Merger Agreement, immediately following the closing of the Merger, the Board was comprised of eleven (11) directors, including Matthew Bonanno, David Magid and William Vrattos.  Mr. Bonanno is also a member of the Nominating, Corporate Governance and Compensation Committee of the Board.

Registration Rights Agreement

Upon the Closing Date, the former holders of membership interests in NextDecade, LLC, including certain of the York Funds, entered into a registration rights agreement with the Issuer providing such holders with certain demand and piggy-back registration rights with respect to registration statements filed by the Issuer the closing.

References to, and descriptions of, the registration rights agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is included as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, dated July 28, 2017.

Lock-up Agreement

By letter agreements dated as of the Closing Date, the former holders of membership interests in NextDecade, LLC, including the York Funds, agreed not to transfer the shares of the Common Stock they received as a result of the Merger for 180 days after the Closing.

References to, and descriptions of, the lock-up agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is attached hereto as Exhibit 10.2.

CEO Employment Agreement Amendment

Effective as of the Closing, the employment agreement of Kathleen Eisbrenner, the Chief Executive Officer of the Issuer (the “CEO”) was amended, including with respect to a letter agreement with York Capital, to, among other things, reflect the effects of the Merger, including the conversion of the membership interests of NextDecade, LLC into Shares.  Pursuant to the letter amendment, at Closing, a portion of the merger consideration allocated to the York Funds was deposited into an escrow account, and additional Shares may be deposited in such escrow account in connection with the issuance of additional Shares pursuant to Section 2.11 of the Merger Agreement.  Such escrowed Shares may be required to be transferred to the CEO upon the satisfaction of certain milestones.

References to, and descriptions of, the letter agreement, as amended, and the related employment agreement of the CEO, set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreements, which are incorporated herein by reference to Exhibits 10.4-10.6 from the Current Report on Form 8-K filed by the Issuer on July 28, 2017.

Item 7.	Material to Be Filed as Exhibits

2.1
Merger Agreement, dated as of April 17, 2017 (incorporated by reference herein from Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by NextDecade Corporation (f/k/a Harmony Merger Corp.) on April 18, 2017 (SEC File No. 001-36842)).

10.1
Registration Rights Agreement (incorporated by reference herein from Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by NextDecade Corporation on July 28, 2017 (SEC File No. 001-36842).)

10.2*	Lock-Up Agreement (York Capital Management), dated July 24, 2017

10.3*	Lock-Up Agreement (York Credit Opportunities), dated July 24, 2017

10.4*	Lock-Up Agreement (York Credit Op. Investment), dated July 24, 2017

10.5*	Lock-Up Agreement (York European Distressed), dated July 24, 2017

10.6*	Lock-Up Agreement (York Multi-Strategy), dated July 24, 2017

10.7*	Lock-Up Agreement (York Select Investors), dated July 24, 2017

10.8*	Lock-Up Agreement (York Select Master), dated July 24, 2017

10.9*	Lock-Up Agreement (York Select), dated July 24, 2017

10.10	Employment Agreement, dated May 20, 2015 (incorporated by reference from Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on July 28, 2017 (SEC File No. 001-36842).)

10.11
Letter Agreement with Kathleen Eisbrenner, dated November 13, 2015 (incorporated by reference from Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on July 28, 2017 (SEC File No. 001-36842).)

10.12	Amendment, dated as of April 17, 2017 (incorporated by reference from Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on July 28, 2017 (SEC File No. 001-36842).)

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 3, 2017

York Capital Management Global Advisors, LLC,

By:	/s/ Richard P. Swanson
Name: Richard P. Swanson
Title: General Counsel

Exhibit Index

Exhibit No.	Description

2.1
Merger Agreement, dated as of April 17, 2017 (incorporated by reference herein from Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by NextDecade Corporation (f/k/a Harmony Merger Corp.) on April 18, 2017 (SEC File No. 001-36842)).

10.1
Registration Rights Agreement (incorporated by reference herein from Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by NextDecade Corporation on July 28, 2017 (SEC File No. 001-36842).)

10.2*	Lock-Up Agreement (York Capital Management), dated July 24, 2017

10.3*	Lock-Up Agreement (York Credit Opportunities), dated July 24, 2017

10.4*	Lock-Up Agreement (York Credit Op. Investment), dated July 24, 2017

10.5*	Lock-Up Agreement (York European Distressed), dated July 24, 2017

10.6*	Lock-Up Agreement (York Multi-Strategy), dated July 24, 2017

10.7*	Lock-Up Agreement (York Select Investors), dated July 24, 2017

10.8*	Lock-Up Agreement (York Select Master), dated July 24, 2017

10.9*	Lock-Up Agreement (York Select), dated July 24, 2017

10.10	Employment Agreement, dated May 20, 2015 (incorporated by reference from Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on July 28, 2017 (SEC File No. 001-36842).)

10.11
Letter Agreement with Kathleen Eisbrenner, dated November 13, 2015 (incorporated by reference from Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on July 28, 2017 (SEC File No. 001-36842).)

10.12	Amendment, dated as of April 17, 2017 (incorporated by reference from Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on July 28, 2017 (SEC File No. 001-36842).)

* Filed herewith.

EXHIBIT 1
DIRECTORS AND EXECUTIVE OFFICERS OF
YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC.

Name	Title	Principal Business Address	Principal Occupation	Citizenship

James G. Dinan	Chief Executive Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management	USA

Daniel A. Schwartz	Co-Chief Executive Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management	Canada

John J. Fosina	Chief Financial Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management	USA